Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

April 4, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Argo Group International Holdings, Ltd. Preliminary Proxy Statement (PREC14A) on Schedule 14A Filed March 28, 2019 by Voce Catalyst Partners LP, et al. File No. 001-15259

Dear Mr. Panos:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”) and the other filing persons (together with Voce, the “Filing Persons”) we are responding to your letter dated April 2, 2019 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on March 28, 2019 (the “Preliminary Proxy Statement”) with respect to Argo Group International Holdings, Ltd. (“Argo” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Schedule 14A

1.       Please confirm that the “Excluded Nominee” has yet to be determined, and when the identity of the individual is known, that the brackets will be removed and replaced with the name of a director candidate.

The Filing Persons take note of the Staff’s comment and confirm that they have not decisively determined the identity of the Excluded Nominee.

Mr. Panos Page 2 April 4, 2019

The Filing Persons will update the proxy statement and proxy card at such time that the identity of the Excluded Nominee is determined, which will in no event be later than the filing of the Definitive Proxy Statement by the Filing Persons.

2.       Please advise us, with a view toward revised disclosure, how the participants have complied with Rule 14a-4(d)(4)(ii) and Rule 14a-4(e).

The Filing Persons take note of the Staff’s comment and confirm that they have complied with Rule 14a-4(d)(4)(ii) by stating throughout the Revised Preliminary Proxy Statement and on the form of proxy card that it is soliciting votes for (and will vote for) the election of Nominee Charles H. Dangelo and the Company’s nominees for election at the Annual Meeting other than the Excluded Nominee. At the end of Proposal 1, the Filing Persons disclose in bold, all-caps that they will vote their shares “FOR ALL NOMINEES” on Proposal 1. Such a vote will be a vote to elect Mr. Dangelo and all of the Company’s nominees other than the Excluded Nominee.

The Filing Persons have complied with Rule 14a-4(e) by including the following disclosure on the form of proxy card:

“If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Proxies a reasonable time before this solicitation.”

In further response to the SEC’s comment, the Filing Persons have added the following express language to the form of proxy card in the Revised Preliminary Proxy Statement:

“THIS PROXY WILL BE VOTED AS DIRECTED ON THE REVERSE.”

The above disclosure is all included to assure shareholders that their shares represented by the Proxies will be voted exactly as they instruct. The Filing Persons wish to note that voting discretion has been reserved for the Proxies so that they may act on any unknown matters brought by the Company before the Annual Meeting, if any. In such matters, the Proxies will exercise their discretion strictly to effectuate the will of the shareholders whose proxies it holds in trust.

3.       Please advise us, with a view toward revised disclosure, of the specific line items within Schedule 14A that the participants have seemingly sought to satisfy by referencing Argo’s proxy statement through ostensible reliance upon Rule 14a-5(c).

The Filing Persons take note of the Staff’s comment and respectfully refer the Staff to the “Information Concerning the Company” section of the Revised Preliminary Proxy Statement. The Revised Preliminary Proxy Statement provides:

“Certain information regarding the compensation of directors and executive officers, certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities, and certain other matters

Mr. Panos Page 3 April 4, 2019

regarding the Company and its officers and directors is required to be contained in the Company’s Proxy Statement. Certain other information regarding the Annual Meeting is also required to be contained in the Company’s Proxy Statement. Please refer to the Company’s Proxy Statement to review this information.”

In this section, the Filing Persons have relied upon Rule 14a-5(c) to refer shareholders to the information contained in the Company’s proxy statement for any information that is omitted from the Preliminary Proxy Statement.

To more explicitly comply with all of the Items of Schedule 14A, the Filing Persons revised the “IMPORTANT – PLEASE READ THIS CAREFULLY” section to read:

“Only holders of record of Common Shares at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. According to the Company’s Proxy Statement, as of the Record Date, there were 33,988,206 Common Shares issued, outstanding and entitled to vote (excluding treasury shares held by the Company). The Company has no other voting securities outstanding. Subject to certain restrictions set forth in the Bye-Laws (as described below and on page [1] of the Company’s Proxy Statement), each shareholder of record is entitled to one vote per Common Share held on all matters submitted to a vote of shareholders. Shareholder may not cumulate votes.”

We also revised Proposal 1 to include the following disclosure:

“Pursuant to the Company’s Bye-laws, shareholders may not cumulate votes.”

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford